                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)(1)

                                (AMENDMENT NO. 2)


                           GREAT LAKES AVIATION, LTD.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                   39054k 108
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                                 (CUSIP Number)

                              MICHAEL E. TENNENBAUM
                                 MANAGING MEMBER
                              TENNENBAUM & CO., LLC
                       11100 SANTA MONICA BLVD., SUITE 210
                              LOS ANGELES, CA 90025
                                 (310) 566-1004
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 13, 2001
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             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)


                                Page 1 of 7 Pages

------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

---------------------------                               ----------------------
  CUSIP No. 39054k 108                                          PAGE 2 OF 7

---------------------------                               ----------------------

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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TENNENBAUM & CO., LLC (95-4587347)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
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                     7     SOLE VOTING POWER
NUMBER OF
SHARES                     N/A
BENEFICIALLY         -----------------------------------------------------------
OWNED BY EACH        8     SHARED VOTING POWER
REPORTING
PERSON WITH                858,400
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           N/A
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           858,400
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        858,400 SHARES
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES*                                                    [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%(1)
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14      TYPE OF REPORTING PERSON*

        OO
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(1) Based on 8,657,651 shares of common stock of Great Lakes Aviation, Ltd.
outstanding as of August 13, 2001, as reported by Great Lakes Aviation, Ltd. in its Quarterly Report on Form 10-Q filed August 14, 2001 and computed in accordance with Rule 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------                               ----------------------
  CUSIP No. 39054k 108                                          PAGE 3 OF 7

---------------------------                               ----------------------

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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MICHAEL E. TENNENBAUM (252 50 6178)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES                     N/A
BENEFICIALLY         -----------------------------------------------------------
OWNED BY EACH        8     SHARED VOTING POWER
REPORTING
PERSON WITH                858,400
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           N/A
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           858,400
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        858,400 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

(1) Based on 8,657,651 shares of common stock of Great Lakes Aviation, Ltd. outstanding as of August 13, 2001, as reported by Great Lakes Aviation, Ltd. in its Quarterly Report on Form 10-Q filed August 14, 2001 and computed in accordance with Rule 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                     Page 4 of 7

ITEM 1. SECURITY AND ISSUER.

        (a)     Name and Principal Executive Offices of Issuer:

                Great Lakes Aviation, Ltd.
                1022 Airport Parkway
                Cheyenne, Wyoming 82001

        (b)     Title and Class of Equity Securities:

                Common Stock, par value $0.01 per share, of Great Lakes Aviation, Ltd. (the "Company").

ITEM 2. IDENTITY AND BACKGROUND.

        (a)     Name of Person Filing:

                Michael E. Tennenbaum, individually, and as Managing Member of Tennenbaum & Co., LLC. Tennenbaum & Co., LLC and Mr. Tennenbaum are sometimes collectively referred to herein as the "Reporting Persons."

        (b)     Address of Principal Business Office:

                11100 Santa Monica Boulevard, Suite 210
                Los Angeles, CA 90025

        (c)     Principal Business:

                Tennenbaum & Co., LLC is a limited liability company organized under the laws of Delaware. The principal business of Tennenbaum & Co., LLC is managing assets and investments. Tennenbaum & Co., LLC's managing member is Michael E. Tennenbaum, a United States citizen, who has the same address. Mr. Tennenbaum's principal occupation is managing member of Tennenbaum & Co., LLC.

        (d)     Criminal Proceedings:

                During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

        (e)     Civil Proceedings:

                During the last five years, neither of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As of the close of business August 14, 2001, Tennenbaum & Co., LLC owned a total of 858,400 shares of the Company's common stock (the "Shares"), which were purchased at a total consideration (including brokerage commissions) of $1,816,605.93. The funds for the purchases of the Shares were derived from Tennenbaum & Co., LLC's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

               On August 13, 2001, based on due diligence information received to date, the Reporting Persons submitted a letter to management of the Company withdrawing their preliminary proposal to acquire additional securities of the Company. The text of the letter, which is attached as Exhibit 2 hereto and incorporated herein by reference, is as follows:

               "We have just received most of the information that we have requested from you in order to evaluate a major investment in Great Lakes Aviation, Ltd. Despite the recent upturn in your business, your financial circumstances are different from what we previously had been led to expect and preclude our making an offer to your existing shareholders.

               However, we continue to believe that a consolidation of businesses like yours, with appropriate arrangements with aircraft manufacturers, major airline, and government agencies, would be a business that is attractive to us. We are prepared to initiate such a dialogue."

               Except as set forth above, the Reporting Persons have no plans or other proposals that relate to or would result in any of the matters referred to in paragraphs (b) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 858,400 shares, which constitutes approximately 9.9% of the outstanding shares of common stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission. Tennenbaum & Co., LLC has shared powers of voting and disposition with respect to the Shares. By reason of his position as managing member of Tennenbaum & Co., LLC, Michael E. Tennenbaum may be deemed to share such powers of voting and disposition.

               None of the Reporting Persons has effected any transactions in the Company's common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.


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                                                                     Page 6 of 7

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1 Correspondence from Tennenbaum & Co., LLC to the Company dated as of February 13, 2001.(1)

               Exhibit 2 Correspondence from Tennenbaum & Co., LLC to the Company dated as of August 13, 2001.




---------------

(1) Previously filed on February 13, 2001 as Exhibit 1 to Amendment No. 1 to
    Schedule 13D.


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                                                                     Page 7 of 7

                                    SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



TENNENBAUM & CO., LLC                         Dated:  August 15, 2001

By: /s/ Michael E. Tennenbaum
    -----------------------------------
Name:   Michael E. Tennenbaum
Its:    Managing Member

By: /s/ Michael E. Tennenbaum                 Dated:  August 15, 2001
    -----------------------------------
Name:   Michael E. Tennenbaum